Ex. 99-B.4.22
Aetna Life Insurance and Annuity Company

ENDORSEMENT
The Contract and Certificate are hereby endorsed as follows:
I.

The last paragraph of the Section entitled Loan repayment is replaced with the following:

For loan payments received on or after January 1, 2002, the principal portion of each loan payment will be allocated among the current investment options in effect when the payment is received. However, for loan payments from a Participant under this Contract who also participates in an Internal Revenue Code Section 403(b)(7) custodial account administered by Aetna, the principal portion of each loan repayment received will be allocated among the same investment options and in the same proportion as when the loan was taken.

If Aetna receives a payment that is in excess of the billed amount, the excess will be applied to the principal portion of the outstanding loan. Any payment that is less than the billed amount will be returned to the Participant.

II.	For all loans effective on or after January 1, 2002, the following loan provisions apply:
1.	(a)	The Earned interest provision is deleted.
(b)

In the Section, entitled General Definitions, the Loan Account provision is deleted and replaced with the following:

Loan Account: An accounting device used to keep a record of loan activity. For each loan, an amount equal to the loan amount is transferred from the investment options in which the Individual Account is invested and is credited to the Loan Account. The Loan Account is then credited with interest at a rate which is not less than the Loan Interest Rate, less [2.5%], on an annual basis.

(c)	Loan Effective Date: The date on which Aetna has received a loan request form and any other required forms in good order at its Opportunity Plus Service Center.
(d)	Loan Interest Rate: The Loan Interest Rate will be fixed on the Loan Effective Date and will not be greater than 6% on an annual basis.
2.

The Section, entitled Loan Value, is deleted and replaced with the following:

Loans: During the Accumulation Phase, loans are granted (1) as permitted under applicable law; (2) subject to our standard terms and conditions; and (3) in accordance with the following provisions:

(a)

Amount available for loan: The amount available for loan is limited to the vested Individual Account Current Value attributable to Participant contributions subject to any Plan vesting limits as determined by the Contract Holder, plus any additional amounts allowed by the Plan as determined by the Contract Holder. Amounts available from some investment options may be subject to limitations as determined by our standard terms and conditions. To obtain the requested loan amount, these limitations may require a transfer of funds from certain investment options. A Market Value Adjustment may apply to amounts transferred from the Guaranteed Accumulation Account.

The minimum loan amount is $1,000 for non-residential loans and $2,500 for residential loans. The maximum loan amount is the lesser of:

(1)

Fifty percent (50%) of the vested Individual Account Current Value, including the amount, if any in (a) the Loan Account; and (b) if applicable, an Internal Revenue Code Section 403(b)(7) custodial account administered by Aetna; reduced by the amount of any outstanding loan balance on the Loan Effective Date; or

(2)	Fifty thousand dollars ($50,000) reduced by the highest outstanding loan balance for the preceding 12 months.
The total amount of all outstanding loans cannot exceed $50,000.

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(b)	Loan Repayment: A loan may be repaid in full at any time or as permitted otherwise under our standard terms and conditions.
(c)

Partial Withdrawal(s) While A Loan Is Outstanding: The amount available for partial withdrawal while a loan is outstanding is equal to the vested Individual Account Current Value, including the Loan Account, minus 110% of the outstanding loan balance.

(d)	Full Withdrawal While A Loan Is Outstanding: When a full withdrawal is requested while a loan is outstanding, one of the following occurs:
(1)

If the vested Individual Account Current Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any applicable Surrender Fee due on the outstanding loan balance, that amount (the total of (a) and (b)) minus the Loan Account balance, is deducted from the vested Individual Account Current Value and the loan is canceled. The outstanding loan balance, if not previously reported, will be reported to the Internal Revenue Service as a distribution.

(2)

If the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any applicable Surrender Fee due on the outstanding loan balance, the withdrawal amount cannot exceed the vested Individual Account Current Value, including the Loan Account, minus 110% of the outstanding loan balance and a full withdrawal cannot be made until the loan is repaid in full.

(e)

Electing An Annuity Option While a Loan Is Outstanding: Before all or any portion of the vested Individual Account Current Value is used to purchase Annuity payments, the Participant may repay any outstanding loan balance, or the vested Individual Account Current Value is adjusted to cancel the loan as described in "Full Withdrawal While A Loan Is Outstanding" above.

(f)

Death Of The Participant While A Loan Is Outstanding: If a death benefit claim is submitted for an Individual Account with an outstanding loan, the vested Individual Account Current Value, including the amount of the Loan Account, is reduced by the amount of the outstanding loan balance before the death benefit amount is determined.

(g)

Loan Default: If Aetna does not receive a loan payment at its Opportunity Plus Service Center within 60 days (grace period) following the due date, the entire outstanding loan balance will be in default and will be reported to the IRS on IRS Form 1099-R for the year that the default occurred and will be treated as follows:

(1)

If the amount of the vested Individual Account Current Value available for distribution is sufficient to repay (a) the outstanding loan balance plus (b) any Surrender Fee due on the outstanding loan balance, that amount is deducted from the vested Individual Current Value; or

(2)

If the amount of the vested Individual Account Current Value available for distribution is not sufficient to repay (a) the outstanding loan balance plus (b) any Surrender Fee due on the outstanding loan balance, the Loan Account will continue to earn interest, and interest will continue to be charged on the defaulted amount until it is repaid in its entirety or until there is a sufficient amount in the Individual Account to repay the total amount due in (a)and (b) above. This will generally be when the Participant reaches age 59 1/2 or separates from service.

Endorsed and made a part of the Contract and Certificate on January 1, 2002.
/s/ Thomas J. McInerney
President Aetna Life Insurance and Annuity Company
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